SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange release dated March 30, 2017: Nokia Board of Directors convenes the Annual General Meeting 2017

STOCK EXCHANGE RELEASE

Nokia Board of Directors convenes the Annual General Meeting 2017

Nokia Corporation

Stock Exchange Release

March 30, 2017 at 8:15 (CET +1)

Nokia Board of Directors convenes the Annual General Meeting 2017

Espoo, Finland - Nokia announced today that its Board of Directors (the “Board”) has resolved to convene the Annual General Meeting on May 23, 2017 and that the Board and its committees submit the following proposals to the Annual General Meeting:

•                  Proposal to pay a dividend of EUR 0.17 per share for 2016;

•                  Proposals on the Board composition and remuneration;

•                  Proposal to authorize the Board to repurchase the company’s shares;

•                  Proposal to authorize the Board to issue shares; and

•                  Proposals on the re-election of the auditor and the auditor’s remuneration.

Proposal on the payment of dividend

As announced earlier, the Board proposes to the Annual General Meeting that a dividend of EUR 0.17 per share be paid for the financial year 2016. The ex-dividend date would be on May 23, 2017 at New York Stock Exchange and on May 24, 2017 at Nasdaq Helsinki and Euronext Paris. The dividend record date would be on May 26, 2017 and the dividend is expected be paid on or about June 9, 2017. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Proposal on the Board composition and remuneration

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be ten (10) and that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the Annual General Meeting 2018: Bruce Brown, Louis R. Hughes, Jean C. Monty, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh.

In addition, the Committee proposes that Jeanette Horan, who is a former executive of IBM and Edward Kozel, who is an independent consultant and an investor, be elected as new members of the Board of Directors for the same term.

Additional information on the Board candidates will be available in the Committee proposal which will be published simultaneously with the notice to the Annual General Meeting.

The Corporate Governance and Nomination Committee will further propose at the assembly meeting of the new Board taking place after the Annual General Meeting on May 23, 2017 that Risto Siilasmaa be elected as the Chair of the Board and Olivier Piou as the Vice Chair of the Board, subject to their election to the Board of Directors.

With regard to the Board remuneration, the Corporate Governance and Nomination Committee proposes that the annual fee payable to the Board members elected at the same meeting for a term ending at the Annual General Meeting in 2018 remains on the following levels: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member, EUR 30 000 for the Chair of the Audit Committee and the Chair of the Personnel Committee as an additional annual fee and EUR 15 000 for each member of the Audit Committee as an additional annual fee. In addition, the Committee proposes that a meeting fee be paid to all other members except the Chair of the Board, based on travel required between the Board member’s home location and the location of a Board or committee meeting. The meeting fee would be paid for a maximum of seven meetings per term and be paid as follows: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel.

Further, the Committee proposes that in line with Nokia’s Corporate Governance Guidelines approximately 40 per cent of the annual fee be paid in Nokia shares either purchased from the market or alternatively by using treasury shares held by the company. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The proposed meeting fee would be paid in cash.

Proposal to authorize the Board to repurchase company’s shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 560 million Nokia shares by using funds in the unrestricted equity. The proposed amount represents less than 10 per cent of the total number of Nokia shares. The shares may be repurchased in order to optimize the capital structure of the Company and are expected to be cancelled. In addition, shares may be repurchased in order to meet obligations arising from debt financial instruments that are exchangeable into equity instruments, to settle equity-based incentive plans for employees of Nokia or of its associated companies, or to be transferred for other purposes such as financing or carrying out acquisitions. The shares may be repurchased either through a tender offer made to all the shareholders on equal terms or in another proportion than that of the shares held by current shareholders (directed repurchase).

The authorization would be effective until November 23, 2018 and terminate the authorization granted by the Annual General Meeting on June 16, 2016.

In line with the earlier announced capital structure optimization program, the Board resolved in November 2016 to commence a share repurchase program of up to EUR 1 billion under the authorization granted by the Annual General Meeting in 2016. The share repurchase program is intended to be continued subject to the repurchase authorization being granted by the Annual General Meeting.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 560 million shares through issuance of shares or special rights entitling to shares in one or more issues. The proposed amount represents less than 10 per cent of the total number of Nokia shares. The Board proposes that it may issue either new shares or treasury shares held by the company. In addition, the Board proposes the authorization to be used to develop the company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from shareholders’ pre-emptive rights.

The authorization would be effective until November 23, 2018 and terminate the authorization granted by the Annual General Meeting on June 16, 2016. The proposed authorization would not terminate the authorization granted to the Board by the Extraordinary General Meeting on December 2, 2015.

Proposals on re-election of the auditor and the auditor’s remuneration

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its committees to the Annual General Meeting will be available on Nokia’s website at www.nokia.com/agm on or about April 4, 2017.

Forward-looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:

A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the Acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the  creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the Acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its PR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 12) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 13) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 14) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 15) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 16) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 17) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings, as well as amounts and terms related to share repurchases or share issuances; 25) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal